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                             March 1, 2024

       Mike Barajas
       Chief Financial Officer
       Via Renewables, Inc.
       12140 Wickchester Lane, Suite 100
       Houston Texas 77079

                                                        Re: Via Renewables,
Inc.
                                                            Schedule 13E-3
filed February 12, 2024
                                                            File No. 005-88272

       Dear Mike Barajas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Please note that all page and heading references in this letter refer to disclosure in the preliminary proxy statement filed on February 12, 2024. All defined terms used here have the same meaning as in that preliminary proxy statement, and revisions responding to these comments should be made there, unless otherwise noted.

       Schedule 13E-3 filed February 12, 2024

       Support Agreement, page 4

   1. Identify the affiliated Subject Shareholders who are a party to the Support Agreement.
       Background of the Merger, page 14

   2. We note that this section does not disclose any events prior to the Board's receipt of Mr.
                                                        Maxwell's September 5,
2023 proposal. Item 1005(c) of Regulation M-A requires
                                                        disclosure of "material
contacts concerning [a merger] during the past two years."
                                                        Considering Mr.
Maxwell's positions as a director and Chief Executive Officer of the company, please revise
your disclosure to address any material contacts related to the merger that predated
the September Proposal. If you believe there were no such contacts,
 Mike Barajas
FirstName  LastNameMike Barajas
Via Renewables,  Inc.
Comapany
March      NameVia Renewables, Inc.
       1, 2024
March2 1, 2024 Page 2
Page
FirstName LastName
         please advise.
3. We note your references on pages 20 and 22 to a "grandfather clause" in the merger agreement. Please provide additional disclosure explaining this clause and its impact on the transaction.
4. Please describe the material conditions on the company's solicitation of alternative transactions during the go-shop period summarized on page 23.
Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the
Special Committee; Fairness of the Merger, page 23

5.       Please disclose the Company   s reasons for undertaking the
transaction at this time, as
         opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.
6. Please describe the "various materials" referred to at the bottom of page 24.
7. Please provide additional explanation of "the history of Mr. Maxwell's previous investments in and agreements with the Company" and how such history affected the
         Special Committee's evaluation of the transaction.
Certain Unaudited Prospective Financial Information , page 31

8. Here or in Appendix E, summarize the assumptions and limitations underlying the projections.
Opinion of the Special Committee's Financial Advisor, page 32

9. Refer to the following statement on page 34 of the disclosure document: "The summary of
         B. Riley   s analyses is not a complete description of the analyses
underlying B. Riley   s
         opinion." While a summary is necessarily an abbreviated version, please revise to avoid implying it is not "complete." Pursuant to Item 1015(b)(6), the summary must describe the material analyses and conclusions of the financial advisor in considerable detail. Please revise.
10. We note your disclosure on page 32 that B. Riley selected companies it "deemed relevant"
         for its transactions analysis. Please provide additional disclosure of how the companies included in the analysis were determined to be relevant.
The Maxwell Filing Persons' Purposes and Reasons for the Merger, page 38

11. Please disclose the Maxwell Filing Persons' reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.
Fees and Expenses, page 57

12. We note that the heading of the chart on page 58 indicates that the amounts are stated in thousands. Please confirm or revise.
 Mike Barajas
FirstName  LastNameMike Barajas
Via Renewables,  Inc.
Comapany
March      NameVia Renewables, Inc.
       1, 2024
March3 1, 2024 Page 3
Page
FirstName LastName
Other Covenants and Agreements, page 78

13. We note your disclosure that during the Special Committee meetings on January 10, 2024,
         January 18, 2024 and January 26, 2024, "representatives from B. Riley reported on the status of the go-shop process." Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of
Item 1015 of
         Regulation M-A. This requirement applies to both preliminary and final reports. If the above statement references presentations made by B. Riley during the Special
         Committee   s evaluation of the transaction, please supplement the
disclosure to provide a
         reasonably detailed description of such meeting that satisfies the requirements of Item
         1015 and file any written materials, if applicable, as exhibits to the
Schedule 13E-3
         pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to
         Meyers Parking, Rel. 34-26069 (Sep. 12, 1980).
Financing of the Merger; Source of Funds, page 86

14. Please disclose the existence of any alternative financing plans or arrangements in the event the Maxwell Filing Persons are unable to fund the amount needed for the Merger
         Consideration from the Credit Facility. If there are none, so state. See General Instruction
         E to Schedule 13E-3, Item 10 of Schedule TO, and Item 1007(b) of Regulation M-A.
General

15. Please explain why TxEx, NuDevco Retail, Electric Holdco and NuDevco Retail Holdings
         should not be included as filers on the Schedule 13E-3. These entities are providing financing or guarantying financing for the Merger and are controlled by Mr. Maxwell.
         Alternatively, add these filing persons and include all of the disclosure as to them individually in the proxy statement.
16. Please note that forward incorporation by reference, as you attempt to do on page 111, is not permitted in connection with a Schedule 13E-3. Please revise.
17. Please provide the disclosure required by Item 1012(e) of Regulation M-A with respect to the company's executive officers.
18. Refer to the final sentence of Rule 3-12(b) of Regulation S-X. Please provide the financial statements required under Item 13 of Schedule 13E-3 as of the company's most recent fiscal year end. Alternatively, demonstrate in your response how the company meets the requirements in Rule 3-01(c) of Regulation S-X. See also section 1220.7 of the Division of Corporation Finance Financial Reporting Manual. In addition, note that you must include at least summary financial statements in the disclosure document disseminated to shareholders. See the Instruction to Item 13 of Schedule 13E-3.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mike Barajas
Via Renewables, Inc.
March 1, 2024
Page 4

      Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
202-551-3263.



FirstName LastNameMike Barajas                           Sincerely,
Comapany NameVia Renewables, Inc.
                                                         Division of
Corporation Finance
March 1, 2024 Page 4                                     Office of Mergers &
Acquisitions
FirstName LastName